

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 0 1 2007 WASH., D.C. 210

SEC FILE NUMBER
8-14609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Jefferson Pilot Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Granite Place
(No. and Street)

Concord (City) New Hampshire (State) 03301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Weston (603) 226-5457
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Consolidated Financial Statements and Supplemental Information

Jefferson Pilot Securities Corporation and Subsidiaries
As of December 31, 2006 and For the Periods April 3, 2006 through December 31, 2006 and January 1, 2006 through April 2, 2006 and Supplementary Report of Independent Registered Public Accounting Firm

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Financial Statements and Supplemental Information

As of December 31, 2006 and For the Periods April 3, 2006 through December 31, 2006 and January 1, 2006 through April 2, 2006

Contents



Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Jefferson Pilot Securities Corporation

We have audited the accompanying consolidated statement of financial condition of Jefferson Pilot Securities Corporation and Subsidiaries (the Company) as of December 31, 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We are not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion in the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jefferson Pilot Securities Corporation and Subsidiaries at December 31, 2006, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 26, 2007

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 20,594,137
Cash segregated under federal and other regulations	49,652
Receivable from agents, brokers or dealers	7,040,582
Securities owned:	
Not readily marketable, at estimated fair value	26,975
Deferred tax asset, net	1,394,931
Other assets	132,807
Total assets	$ 29,239,084
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable	$ 5,972,615
Due to affiliates	2,390,359
Income taxes payable to Ultimate Parent	1,104,740
Other liabilities	834,689
Total liabilities	10,302,403
Stockholder's equity:	
Common stock, par value $1 per share; authorized 100,000 shares, issued and outstanding 50,000 shares	50,000
Additional paid-in capital	15,807,916
Retained earnings	3,078,765
Total stockholder's equity	18,936,681
Total liabilities and stockholder's equity	$ 29,239,084

See accompanying notes.

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Statements of Income

	Period from April 3 through December 31, 2006	Period from January 1 through April 2, 2006
Revenues		
Concession income	$ 88,007,824	$ 31,671,547
Concession income from affiliates	17,650,987	7,857,802
Fees	5,217,018	1,597,274
Realized/unrealized loss on securities owned, net	(67,547)	(88,344)
Interest	839,580	202,917
	111,647,862	41,241,196
Expenses		
Selling	96,395,759	36,165,249
General and administrative	9,757,788	2,987,263
Taxes, licenses, and fees	412,540	172,619
	106,566,087	39,325,131
Income before income taxes	5,081,775	1,916,065
Income tax expense	2,003,010	824,435
Net income	$ 3,078,765	$ 1,091,630

See accompanying notes.

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Statements of Changes in Stockholder's Equity

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2005	50,000	$50,000	$4,368,220	$18,448,193	$22,866,413
Net income	-	-	-	1,091,630	1,091,630
Ultimate Parent company capital contribution for stock option expense	-	-	250,897	-	250,897
Balance at April 2, 2006	50,000	$50,000	$4,619,117	$19,539,823	$24,208,940
Acquisition by Lincoln National Corporation:					
Sale of stockholder's equity	(50,000)	(50,000)	(4,619,117)	(19,539,823)	(24,208,940)
Lincoln National Corporation purchase price	50,000	50,000	15,807,916	-	15,857,916
Balance at April 3, 2006	50,000	$50,000	$15,807,916	-	$15,857,916
Net income				3,078,765	3,078,765
Balance at December 31, 2006	50,000	$50,000	$15,807,916	$3,078,765	$18,936,681

See accompanying notes.

Jefferson Pilot Securities Corporation and Subsidiaries

Consolidated Statements of Cash Flows

	Period from April 3 through December 31, 2006	Period from January 1 through April 2, 2006
Operating activities		
Net income	$ 3,078,765	$ 1,091,630
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred tax benefit	(543,393)	(451,652)
Change in unrealized gain on securities owned, net	184,686	88,570
Decrease in cash segregated under federal and other regulations	1,000	-
Decrease (increase) in receivables from agents and brokers or dealers	250,485	(1,177,391)
Sale of securities owned	1,526,162	-
(Increase) decrease in interest receivable	(47,618)	26,183
(Decrease) increase in commissions payable	(1,429,240)	1,931,703
Increase (decrease) in due to affiliates	1,614,349	(622,804)
(Decrease) increase in income taxes payable to Ultimate Parent	(432,065)	890,068
(Decrease) increase in other liabilities	(199,005)	68,315
Net cash provided by operating activities	4,004,126	1,844,622
Financing activities		
Stock compensation	50,245	250,897
Net cash provided by financing activities	50,245	250,897
Increase in cash and cash equivalents	4,054,371	2,095,519
Cash and cash equivalents at beginning	16,539,766	14,444,247
Cash and cash equivalents at ending	$ 20,594,137	$ 16,539,766
Supplemental disclosure of cash flow information		
Federal income tax payments (paid to Ultimate Parent)	$ 2,652,377	$ 221,523

See accompanying notes.

1. Accounting Policies

Organization and Nature of Business

Prior to April 3, 2006, Jefferson Pilot Securities Corporation (the Company) was a wholly owned subsidiary of Jefferson-Pilot Corporation (Jefferson-Pilot). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Boston Stock Exchange. The Company has nonexclusive selling agreements with a number of mutual fund distributors, variable annuity companies, limited partnerships, and fee-based advisory services. The Company also offers brokerage services for stock and bond transactions. The Company's principal markets for these investment vehicles are United States-based investors.

Allied Professional Advisors (APA) and JPSC Insurance Services, Inc. are wholly owned subsidiaries of the Company. APA provides investment advisory services through its Investment Advisory Representatives and Registered Representatives of JPSC. JPSC Insurance Services, Inc. is required by state laws to facilitate the payment of commissions to registered representatives.

The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities, does not otherwise hold funds or securities, or owe money or securities to customers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

On April 3, 2006, Lincoln National Corporation (LNC or the Ultimate Parent) completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting and prescribed by Statement of Financial Accounting Standard (SFAS) 141, *Business Combinations* (SFAS 141) and the Company became wholly-owned by LNC.

In accordance with SFAS 141, the total purchase price of the Company was allocated to the assets acquired and liabilities assumed based on their fair values at the merger date, April 3, 2006, and was "pushed down" to the Company's financial statements. Under SFAS 141, the fair value of the net assets acquired and liabilities assumed is subject to adjustment as additional information is obtained, through April 3, 2007. Management of the Company does not expect such adjustment, if any, to be material.

1. Accounting Policies (continued)

Principles of Consolidation

The consolidated financial statements include the accounts of Jefferson Pilot Securities Corporation and all of its subsidiaries. All material intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company includes with cash and cash equivalents its holdings of highly liquid investments, which mature within three months of the date of purchase.

Securities Transactions

Investments include not readily marketable securities which are valued at fair value as determined by management (See Note 3).

Goodwill

Prior to April 3, 2006, the Company's goodwill was the result of the March 10, 2000 acquisition of The Polaris Group, Inc. SFAS 141 states, "an acquiring entity shall not recognize the goodwill previously recorded by an acquired entity." As the result of the merger, goodwill of $7,759,339, net of accumulated amortization of $365,162, was charged against paid in capital on April 3, 2006.

Recognition of Revenue and Expense

Concession revenue and selling expense are recorded as earned. Fee revenue principally includes registered representative fees, additional dealer reallowances, and fees for general securities trades.

1. Accounting Policies (continued)

Stock Based Compensation

The Company is included in LNC's consolidated incentive compensation plans. The Company expenses its portion of the fair value of stock awards included in LNC's incentive compensation plans. On the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock (See Note 5). The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to paid in capital in stockholder's equity.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

New Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

In July 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 establishes criteria for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will "more-likely-than-not" be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the reporting period. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, the Company is evaluating the potential effects of FIN 48 and any impact in the financial statements has not been determined.

1. Accounting Policies (continued)

Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment,* (SFAS 123(R)), which is a revision of SFAS 123, *Accounting for Stock-based Compensation,* (SFAS 123). SFAS 123(R) requires recognition, at fair value, of all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123 under SFAS 123(R), the fair value of share-based payments are recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award.

Effective January 1, 2006, the Company adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). The effect of adopting SFAS 123(R) did not have a material effect on income before Federal income taxes and net income.

Prior to January 1, 2006, the Jefferson-Pilot Corporation accounted for stock incentive awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and accordingly, recognized no compensation expense for stock option awards to employees when the option price was not less than the market value of the stock at the date of award.

See Note 5 for more information regarding stock-based compensation plans.

2. Cash Segregated Under Federal and Other Regulations

Cash of $49,652 has been segregated in a special bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

3. Securities

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market. At December 31, 2006 these securities, which consist of investments in limited partnerships, were carried at estimated fair values of $26,975.

4. Employee Benefit and Compensation Plans

Substantially all employees of the Company are eligible to participate in the tax-qualified and non-qualified defined benefit pension plans, a defined contribution retirement plan, and postretirement life insurance and health care plans of LNC.

The defined benefit pension plans provide benefits based on years of service and final average earnings. In the defined contribution retirement plan, the Company matches a portion of participant contributions and makes profit sharing contributions to a fund that acquires and holds shares of LNC's common stock. The pension and retirement plans are funded through group annuity contracts with Jefferson-Pilot Life Insurance Company (JPL), an affiliate. Accumulated Postretirement Benefit Obligation, plan assets and net periodic pension costs by component for the Company is not determinable.

The Company's registered representatives participate in a deferred compensation plan. The deferred compensation plan is a voluntary, nonqualified plan, allowing registered representatives to defer up to 100% of their securities commissions. Representatives may select from a range of 15 investment options. JPL makes contributions to the plan and records the related income tax effects. The Company reimburses JPL for contributions made to the plan.

5. Stock-based Compensation

The Company's employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, restricted stock units ("performance shares"), and deferred stock units. LNC has a policy of issuing new shares to satisfy option exercises.

LNC issues share-based compensation awards under an authorized plan, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an

5. Stock-based Compensation (continued)

employee is eligible to retire before the end of the normal vesting period, the Company would record compensation expense over the period from the grant date to the date of retirement eligibility. On January 1, 2006, the Company adopted SFAS 123-R under the modified prospective method. Accordingly, prior period amounts have not been restated.

Under the modified prospective method, the fair value of all employee stock options vesting on or after the adoption date is generally included in the determination of net income as the options vest. The fair value of stock options granted has been estimated using the Black Scholes option valuation model considering assumptions for dividend yield, expected volatility, risk-free interest rate and expected life of the option. The fair value of the option grants is amortized on a straight-line basis over the implicit service period of the employee, considering retirement eligibility. For those employees that will achieve retirement eligibility during the vesting period, the expense is recognized evenly up through the retirement eligibility date or immediately upon grant for participants already eligible for retirement. Total stock-based compensation expense allocated to the Company for the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 were $50,245 and $250,897, respectively, related to the various LNC stock incentive plans. The compensation cost is included in the general and administrative expenses on the Company's consolidated statements of income.

Outstanding options to acquire Jefferson-Pilot common stock that existed immediately prior to the date of the merger remain subject to the same terms and conditions that existed, except that each of these stock options is now exercisable for LNC common stock. Grants of Jefferson-Pilot stock options in February 2006 will generally continue to vest in one-third annual increments. All employee and director stock options outstanding as of December 31, 2005 vested and became exercisable on April 2, 2006 resulting in an expense of $149,247.

6. Contingencies

The Company is involved in pending or threatened lawsuits arising from its business and has provided for loss contingencies of approximately $3.6 million. Although the results of legal actions cannot be predicted, it is the opinion of management that the resolution of such litigation will not have a material effect on the Company's ability to meet its net capital or aggregate indebtedness requirements.

7. Guarantees

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others* requires the Company to disclose information regarding its indemnification agreement with its clearing broker.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2006, the total amount of customer balances subject to such indemnification was approximately $13,618,002. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the consolidated financial statements for this indemnification.

8. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Ultimate Parent.

	Period from April 3 through December 31,	**Period from January 1 through April 2,**
Federal	$1,663,195	$611,001
State	339,815	213,434
	$2,003,010	$824,435

The Company's federal income tax provision is computed in accordance with a Tax Sharing Agreement between the Ultimate Parent and its subsidiaries at the statutory rate of 35%. The effective tax rate differs from the statutory tax rate due to the effect of $3,509 in nondeductible expenses and other adjustments and $15,081 in nondeductible expenses for the periods April 3 through December 31, 2006 and January 1 through April 2, 2006, respectively.

8. Income Taxes (continued)

The Company had a net deferred tax asset of $1,394,931 at December 31, 2006 associated with investments in limited partnerships, ($15,572), and a deferred tax asset of $1,410,503 related to loss contingencies and pension expenses.

9. Net Capital Requirement

As a registered broker-dealer in securities, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $15,698,323, which was $14,887,756 in excess of its required net capital of $810,567. The Company's ratio of aggregate indebtedness to net capital was .78 to 1. Aggregate indebtedness, used to compute the Company's net capital, includes reclassifications prescribed by Rule 15c3-1.

10. Transactions with Affiliates (Related Party Transactions)

The Company has a Selling Agreement with Jefferson Pilot Variable Corporation (JPVC), an affiliated broker-dealer that is also registered with the Securities and Exchange Commission and National Association of Securities Dealers, Inc. JPVC acts as distributor for JPFIC's variable life insurance policies and variable annuity contracts.

Under this selling agreement, the Company is paid sales commissions for selling these products. For the periods April 3 through December 31, 2006 and January 1 through April 2, 2006 the Company received concession of $17,485,313 and $7,793,281 for its variable life sales and $165,674 and $64,521 for its annuity sales, respectively, which are included in concession from affiliates.

As a registered broker-dealer in securities, the Company buys and sells shares of regulated investment companies for participants in Hampshire's insurance funding programs.

Substantially all general and administrative expenses are allocated to the Company by JPL in accordance with mutually agreed-upon cost allocation methods which the Company and JPL believe reflect a proportional allocation of common expenses which are commensurate for the performance of the applicable duties.

10. Transactions with Affiliates (Related Party Transactions) (continued)

Due to affiliates represents net receivables and payables, primarily related to commissions, pursuant to the Company's Selling Agreement, and general and administrative expenses payable.

The Company's registered representatives may participate in a deferred compensation plan offered by JPL.

Supplemental Information

Jefferson Pilot Securities Corporation and Subsidiaries

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2006

Computation of net capital	
Total stockholder's equity	$18,936,681
Nonallowable assets:	
Accounts receivable	$ 1,228,622
Deferred tax asset	1,394,931
Securities not readily marketable	26,975
Deposit held by clearing firm	70,000
Exchange seat deposit	4,000
Total nonallowable assets	$ 2,724,528
Other deductions and/or charges	425,000
Net capital before haircuts on securities positions	15,787,153
Haircuts on other securities	88,830
Net Capital	$15,698,323
Total aggregate indebtedness	$12,158,525
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 810,567
Minimum dollar net capital requirement	$ 250,000
Net capital requirement (greater of above amounts)	$ 810,567
Excess net capital	$14,887,756
Excess net capital at 1,000 percent	$14,482,471
Ratio of aggregate indebtedness to net capital	.78 to 1

Reconciliation of Computation of Net Capital	
Net capital, as reported in Part IIA (unaudited) Focus Report	$16,698,323
Adjustment to record additional expense, net of tax	(650,000)
Increase in associated deferred tax asset	(350,000)
Net capital per above	$15,698,323

Jefferson Pilot Securities Corporation and Subsidiaries

Statement Regarding Rule 15c3-3

December 31, 2006

Jefferson Pilot Securities Corporation is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i and ii) of that Rule. All customer transactions are cleared through an unaffiliated broker-dealer on a fully disclosed basis.

Supplementary Report



Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Board of Directors
Jefferson Pilot Securities Corporation

In planning and performing our audit of the consolidated financial statements of Jefferson Pilot Securities Corporation and Subsidiaries (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A member firm of Ernst & Young Global Limited

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or a combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 26, 2007

END